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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.       )*

Nobel Learning Communities, Inc.

(Name of Issuer)

Common Stock, Par Value $.001 Per Share

(Title of Class of Securities)

654889104

(Cusip Number)

June 17, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 654889104			Page 1 of 7

1.	Name of Reporting Person: Camden Partners Strategic II, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 1,333,333

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 1,333,333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,333,333

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.8%

14.	Type of Reporting Person: OO

13G
CUSIP No. 654889104			Page 2 of 7

1.	Name of Reporting Person: Camden Partners Strategic Fund II-A, L.P.		I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 1,333,333

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 1,333,333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,333,333

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.8%

14.	Type of Reporting Person (See Instructions) PN

13G
CUSIP No. 654889104			Page 3 of 7

1.	Name of Reporting Person: Camden Partners Strategic Fund II-B, L.P.		I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 1,333,333

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 1,333,333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,333,333

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.8%

14.	Type of Reporting Person (See Instructions) PN

13G
CUSIP No. 654889104			Page 4 of 7

1.	Names of Reporting Persons. David L. Warnock		I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power -0-

		8.	Shared Voting Power 1,333,333

		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 1,333,333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,333,333

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.8%

14.	Type of Reporting Person (See Instructions) IN

13G
CUSIP No. 654889104			Page 5 of 7

1.	Names of Reporting Persons. Donald W. Hughes		I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power -0-

		8.	Shared Voting Power 1,333,333

		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 1,333,333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,333,333

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.8%

14.	Type of Reporting Person (See Instructions) IN

13G
CUSIP No. 654889104			Page 6 of 7

1.	Names of Reporting Persons. Richard M. Johnson		I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (see Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power -0-

		8.	Shared Voting Power 1,333,333

		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 1,333,333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,333,333

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.8%

14.	Type of Reporting Person (See Instructions) IN

13G
CUSIP No. 654889104			Page 7 of 7

1.	Names of Reporting Persons Richard M. Berkeley		I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power -0-

		8.	Shared Voting Power 1,333,333

		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 1,333,333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,333,333

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.8%

14.	Type of Reporting Person (See Instructions) IN

Item 1.

     This schedule 13G relates to the common stock, par value $.001 per share (the “Common Stock”), of Nobel Learning Communities, Inc., a Delaware corporation (the “Company”). The address of the principal business office of the Company is 1615 West Chester Pike, West Chester, Pennsylvania 19382.

Item 2.

     (a)  This Schedule 13G is being filed by Camden Partners Strategic II, LLC, a Delaware limited liability company (“CPS II”), Camden Partners Strategic Fund II-A, L.P., a Delaware limited partnership (“CPS Fund II-A”), Camden Partners Strategic Fund II-B, L.P., a Delaware limited partnership (“CPS Fund II-B”), and Messrs. David L. Warnock, Donald W. Hughes, Richard M. Johnston and Richard M. Berkeley (collectively, the “Managing Members”). In addition to being a Managing Member, David L. Warnock is a director of the Company. CPS II is the general partner of each of CPS Fund II-A and CPS Fund II-B. Messrs. Warnock, Hughes, Johnston and Berkeley are the Managing Members of CPS II. CPS II, CPS Fund II-A, CPS Fund II-B and the Managing Members are sometimes referred to herein collectively, as the “Reporting Persons.” CPS Fund II-A and CPS Fund II-B are direct beneficial owners of the CPS II-A Shares and the CPS II-B Shares (each as defined in Item 4 herein), respectively. CPS II may be deemed an indirect beneficial owner of the Shares (as defined in Item 4 herein) by virtue of it being the sole general partner of each of CPS Fund II-A and CPS Fund II-B, to the extent of its pecuniary interest in each of CPS Fund II-A and CPS Fund II-B. Each of the Managing Members may be deemed to be an indirect beneficial owner of the Shares by virtue of being a Managing Member of CPS II, to the extent of his indirect pecuniary interest in the Shares beneficially owned by CPS Fund II-A and CPS Fund II-B. The Shares beneficially owned by each of CPS Fund II-A and CPS Fund II-B are set forth in the response to Item 4 of this Schedule 13G, which is incorporated by reference herein.

     (b)  The address of the principal business office of the Reporting Persons is One South Street, Suite 2150, Baltimore, Maryland 21202.

     (c)  Each of the Managing Members is a citizen of the United States. CPS II, CPS Fund II-A and CPS Fund II-B were each organized under the laws of the State of Delaware.

     (d)  Common Stock

     (e)  654889104

Item 3. If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)  [ ] Broker or dealer registered under section 15 of the Act (15 U. S.C. 78o).

     (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c). ,

     (c)  [ ] Insurance company as defined in section 3(a)(l 9) of the Act (15 U.S.C. 78c).

     (d)  [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

     (e)  [ ] An investment adviser in accordance with §240.13d-l(b)(1)(ii)(E);

     (f)  [ ] An employee benefit plan or endowment fund in accordance with §240.13d-1 (b)(1)(ii)(F);

     (g)  [ ] A parent holding company or control person in accordance with § 240.13d-I (b)(1)(ii)(G);

     (h)  [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i)  [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [ ] Group, in accordance with §240.13d-l(b)(1)(ii)(J).

Item 4. Ownership.

     (a)  Amount Beneficially Owned: CPS Fund II-A is the direct beneficial owner of an aggregate of 1,258,667 shares of the Common Stock (consisting of 1,258,667 shares of the Series E Convertible Preferred Stock currently convertible into 1,258,667 shares of the Common Stock) (the “CPS II-A Shares”). CPS Fund II-B is the direct beneficial owner of an aggregate of 74,666 shares of the Common Stock (consisting of 74,666 shares of the Series E Convertible Preferred Stock currently convertible into 74,666 shares of the Common Stock) (the “CPS II-B Shares” and together with the CPS II-A Shares, the “Shares”).

     By virtue of CPS II being the sole general partner of each of CPS Fund II-A and CPS Fund II-B and Messrs. Warnock, Hughes, Johnston, and Berkeley being the Managing Members of CPS II, CPS II and each Managing Member may be deemed to beneficially own the Shares directly beneficially owned by each of CPS Fund II-A and CPS Fund II-B, to the extent of the Reporting Person’s respective pecuniary interest therein. Each of the Managing Members disclaims beneficial ownership of the Shares owned by CPS Fund II-A and CPS Fund II-B, except to the extent of their indirect pecuniary interest therein. CPS Fund II-A disclaims beneficial ownership of the CPS II-B Shares and CPS Fund II-B disclaims beneficial ownership of the CPS II-A Shares.

     (b)  Percent of Class: CPS Fund II-A is the direct beneficial owner of the CPS II-A Shares which represent approximately 15.8% of the outstanding shares of the Common Stock of the Company and CPS Fund II-B is the direct beneficial owner of the CPS II-B Shares which represent approximately 0.9% of the outstanding shares of the Common Stock. The percentages of direct beneficial ownership are based on an aggregate of 7,945,442 shares of the Common Stock, consisting of 6,612,109 shares of the Common Stock outstanding as of June 17, 2003 (according to the Nobel Learning Communities, Inc. Series E Convertible Preferred Stock Purchase Agreement dated as of June 17, 2003), plus 1,333,333 shares of the Common Stock issuable on conversion of the Shares.

(c)	Number of shares as to which such Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0 shares for each Reporting Person

(ii)	Shared power to vote or to direct the vote: 1,333,333 shares for CPS II, CPS Fund II-A, and CPS Fund II-B (includes on a fully converted basis): (i) 1,258,667 shares of Common Stock issuable upon conversion of 1,258,667 shares of the Series E Convertible Preferred Stock owned by CPS Fund II-A, (ii) 74,666 shares of Common Stock issuable upon conversion of 74,666 shares of the Series E Convertible Preferred Stock owned by CPS Fund II-B. As described in Item 4(a) above, each of the Managing Members disclaims the power to vote or direct the vote of the Shares owed by CPS Fund II-A and CPS Fund II-B.

(iii)	Sole power to dispose or to direct the disposition: 0 shares for each Reporting Person

(iv)	Shared power to dispose or to direct the disposition: 1,333,333 shares for CPS II, CPS Fund II-A, and CPS Fund II-B (includes on a fully converted basis): (i) 1,258,667 shares of Common Stock issuable upon conversion of 1,258,667 shares of the Series E Convertible Preferred Stock owned by CPS Fund II-A, (ii) 74,666 shares of Common Stock issuable upon conversion of 74,666 shares of the Series E Convertible Preferred Stock owned by CPS Fund II-B. As described in Item 4(a) above, each of the Managing Members disclaims the power to vote or direct the vote of the Shares owed by CPS Fund II-A and CPS Fund II-B.

Item 5. Ownership of Five Percent or Less of a Class

     Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not Applicable.

Item 8. Identification and Classification of Members of the Group

     Not Applicable.

Item 9. Notice of Dissolution of Group

     Not Applicable.

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

     Exhibit 1 — Agreement regarding filing of joint Schedule 13G (attached).

     Exhibit 2 — Power of Attorney for David L. Warnock (previously filed as Exhibit 2 to Schedule 13D/A filed by the Reporting Persons with respect to Concorde Career Colleges, Inc. on February 25, 2003, incorporated herein by reference).

     Exhibit 3 — Power of Attorney for Richard M. Johnston (previously filed as Exhibit 3 to Schedule 13G filed by the Reporting Persons with respect to Pharmanetics, Inc. on May 12, 2003, incorporated herein by reference).

     Exhibit 4 — Power of Attorney for Richard M. Berkeley (previously filed as Exhibit 4 to Schedule 13G filed by the Reporting Persons with respect to Pharmanetics, Inc. on May 12, 2003, incorporated herein by reference).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2003

CAMDEN PARTNERS STRATEGIC FUND II-A, L.P.

By: Camden Partners Strategic II, LLC, its general partner

/s/ Donald W. Hughes
Name: Donald W. Hughes
Title: Managing Member

CAMDEN PARTNERS STRATEGIC FUND II-B, L.P.

By: Camden Partners Strategic II, LLC, its general partner

/s/ Donald W. Hughes

Name: Donald W. Hughes
Title: Managing Member

CAMDEN PARTNERS STRATEGIC II, LLC

/s/ Donald W. Hughes

Name: Donald W. Hughes
Title: Managing Member

DAVID L. WARNOCK

/s/ Donald W. Hughes, as Attorney-in-Fact

Name: David L. Warnock

DONALD W. HUGHES

/s/ Donald W. Hughes

Name: Donald W. Hughes

RICHARD M. JOHNSTON

/s/ Donald W. Hughes, as Attorney-in-Fact

Name: Richard M. Johnston

RICHARD M. BERKELEY

/s/ Donald W. Hughes, as Attorney-in-Fact

Name: Richard M. Berkeley